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                               February 2, 2021

       Dean Bulter
       Chief Financial Officer
       Synaptics Inc
       1251 McKay Drive
       San Jose, CA 95131

                                                        Re: Synaptics Inc
                                                            Form 10-K for the
Fiscal Year Ended June 27, 2020
                                                            Filed on August 21,
2020
                                                            File No. 000-49602

       Dear Mr. Bulter:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 27, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 39

   1. Where you describe two or more business reasons that contributed to a material change in a financial statement
line item between periods, please quantify in future filings, where possible, the extent to
which each change contributed to the overall change in that line item. In addition,
where you identify intermediate causes of changes in your operating results, also describe
the reasons underlying the intermediate causes. For example, you disclose that net
revenue was impacted by changes in units sold and average selling prices. Please quantify
the extent to which the overall change in revenues is attributable to each identified
factor and explain in reasonable detail the reasons driving fluctuations in each factor. Ensure
that your revised disclosures assist in satisfying the requirements of
                                                        Item 303(a) of
Regulation S-K and the three principal objectives of MD&A, as noted in
                                                        SEC Release No.
33-8350:
 Dean Bulter
FirstName  LastNameDean Bulter
Synaptics Inc
Comapany2,NameSynaptics
February    2021        Inc
February
Page 2 2, 2021 Page 2
FirstName LastName

                to provide a narrative explanation of a company   s financial
statements that enables
              investors to see the company through the eyes of management;

                to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

                to provide information about the quality of, and potential
variability of, a company   s
              earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance
Notes to Consolidated Financial Statements
4. Divestiture, page F-17

2. We note that you divested your TDDI product line in April 2020. Based on the pro forma financial statements provided in your Form 8-K filed April 16, 2020, it appears that TDDI was quantitatively material to your statements of operations, including revenues and operating, pre-tax, and net income. Please tell us how you determined TDDI did not meet the criteria to qualify as discontinued operations under ASC 205-20-45-1B.
12. Segment, Customers, and Geographic Information, page F-33

3. Although you disclose you have a single reportable segment, we note that management refers to your product lines during earnings calls as "businesses" and that the management team on your website includes Senior Vice President and General Manager positions for the PC & Peripherals, Wireless Connectivity, Multimedia, and Smart Sensing and Display
         Divisions. Please tell us in sufficient detail how you determined that you have only one reportable segment. In doing so, tell us each operating segment you have identified under
         ASC 280-10-50-1 and provide us with the following information:

                Tell us the title and describe the role of the Chief Operating Decision Maker
              ("CODM") and each of the individuals that report to the CODM;

                Identify and describe the role of each segment manager;

                Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

                Describe the information regularly provided to both the CODM and the Board of
              Directors, and how frequently it is prepared; and

                Explain to us the responsibilities of each Senior Vice President and General Manager identified above, including to whom they report and how they are compensated.

         We remind you that the company and its management are responsible for the accuracy
 Dean Bulter
Synaptics Inc
February 2, 2021
Page 3

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jean Yu at 202-551-3305 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDean Bulter                             Sincerely,
Comapany NameSynaptics Inc
                                                          Division of
Corporation Finance
February 2, 2021 Page 3                                   Office of
Manufacturing
FirstName LastName